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                                                                  EXHIBIT (a)(8)

[LOGO OF PG&E]

                                                               October 23, 1995
    Dear Shareholder:

      Pacific Gas and Electric Company is offering to purchase up to 4,850,000 shares of its 7.44% Redeemable First Preferred Stock ($25 par value) (the "7.44% Shares") at a price of $25.85 per 7.44% Share, 2,910,000 shares of its 7.04% Redeemable First Preferred Stock ($25 par value) (the "7.04% Shares") at a price of $26.80 per 7.04% Share and 4,850,000 shares of its 6 7/8% Redeemable First Preferred Stock ($25 par value) (the "6 7/8% Shares") at a price of $25.25 per 6 7/8% Share (together, the "Shares").

      All of the Shares that are properly tendered (and are not withdrawn) will, subject to the terms and conditions set forth in the enclosed Offer to Purchase (including the proration provisions therein), be purchased at that price net to the selling shareholder in cash. All other Shares that have been tendered and not purchased will be returned to the shareholder.

      If you do not wish to participate in the Offer, you do not need to take any action.

      The Offer is explained in detail in the enclosed Offer to Purchase and Letter of Transmittal. If you want to tender your Shares, the instructions on how to tender Shares are also explained in detail in the enclosed materials. I encourage you to read carefully these materials before making any decision with respect to the Offer.

      The Offer gives shareholders the opportunity to sell their Shares at a price greater than the market price prevailing prior to the announcement of the Offer and without the usual transaction costs associated with a market sale.

      Neither the Company nor its Board of Directors makes any recommendation to any shareholder whether to tender any or all Shares.

                                          Sincerely,

                                          /s/ Gordon R. Smith